Exhibit 99.2

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

Appendix 4C

Quarterly report

for entities admitted

on the basis of commitments

Name of entity
MOKO SOCIAL MEDIA LIMITED

ABN	Quarter ended (“current quarter”)
31 111 082 485	31 Mar 2015

Consolidated statement of cash flows

Cash flows related to operating activities		Current quarter $A’000	Year to date (9 months) $A’000
1.1	Receipts from customers	1,579	5,588
1.2	Payments for
	(a) staff costs	(2,385)	(6,127)
	(b) advertising and marketing	(1,410)	(3,309)
	(c) research & development	-	-
	(d) other working capital (1)	(2,596)	(9,766)
	(e) other	-	-
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	71 -	208 -
1.5	Interest and other costs of finance paid	(8)	(18)
1.6	Income taxes received/(paid)	-	(74)
1.7	Other (R&D grant received)	-	-

	Net operating cash flows	(4,749)	(13,498)

(1)	Please note item 1.2 (d) includes the following items which contain one-off payments & other abnormal items:

Cost of providing goods and services (including license fees and revenue prepayments to partners)	(1,783)	(5,566)
Legal, accounting & administration fees - NASDAQ	-	(882)
Legal, Audit, U.S. Tax structuring & accounting fees	(241)	(850)
Product development costs	(93)	(654)
Travel (including AGM & investor meetings)	(192)	(597)
Occupancy (including new U.S. office leases)	(136)	(331)
IT & computer expenses	(122)	(329)
Other	(29)	(557)
Total	(2,596)	(9,766)

+ See chapter 19 for defined terms.

17/12/2010	Appendix 4C Page 1

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

		Current quarter $A’000	Year to date (9 months) $A’000
1.8	Net operating cash flows (carried forward)	(4,749)	(13,498)

	Cash flows related to investing activities

1.9	Payment for acquisition of:
	(a) businesses (item 5)	-	(200)
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(8)	(135)
	(e) other non-current assets	(6)	(132)

1.10	Proceeds from disposal of:
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
	(f) cash acquired on acquisition	-	25

1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (payment for product development cost)	-	-
	Net investing cash flows	(14)	(442)
1.14	Total operating and investing cash flows	(4,763)	(13,940)
	Cash flows related to financing activities
1.15	Proceeds from issues of shares, options, etc (net)	399	9,059
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other	-	-
	Net financing cash flows	399	9,059
	Net increase/ (decrease) in cash held	(4,364)	(4,881)
1.21	Cash at beginning of quarter/year to date	10,050	9,878
1.22	Exchange rate adjustments to item 1.21	(553)	135
1.23	Cash at end of quarter	5,133	5,133

+ See chapter 19 for defined terms.

Appendix 4C Page 2	17/12/2010

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A’000
1.24	Aggregate amount of payments to the parties included in item 1.2	224
1.25	Aggregate amount of loans to the parties included in item 1.11	-
1.26	Explanation necessary for an understanding of the transactions

	1.24
	- Directors’ and associates’ remuneration	224
	- Services provided by Directors’ related entities	-

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows
Tagroom acquisition consideration $400,000, including $200,000 in cash and $200,000 in Moko Ordinary shares for 80% controlling share interest

2.2	Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest
N/A

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A’000	Amount used $A’000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

17/12/2010	Appendix 4C Page 3

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A’000	Previous quarter $A’000
4.1	Cash on hand and at bank	5,133	10,050
4.2	Deposits at call	-	-
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.23)	5,133	10,050

Acquisitions and disposals of business entities

		Acquisitions (Item 1.9(a))	Disposals (Item 1.10(a))
5.1	Name of entity
5.2	Place of incorporation or registration
5.3	Consideration for acquisition or disposal
5.4	Total net/ (deficiency) assets
5.5	Nature of business

Compliance statement

1	This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2	This statement does give a true and fair view of the matters disclosed.

Sign here:		Date: 30 April 2015

Company Secretary

Print name:	Emma Waldon

+ See chapter 19 for defined terms.

Appendix 4C Page 4	17/12/2010